

12012713

UNITED STATES
_ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____08/08/11_____ AND ENDING _____12/31/11_____
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    Corestone Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    555 E. Lancaster Avenue, Suite 110
                                        (No. and Street)

    Radnor   PA   19087
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Andrew Lutz   (484) 866-8340
                                                      (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    BBD, LLP
                                (Name – if individual, state last, first, middle name)

    1835 Market Street, 26th Floor   Philadelphia   PA   19103
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Andrew Lutz_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Corestone Distributors, LLC_____, as of _____December 31_____, 20__11__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____*President*_____
Title

_____*Mary Russo*_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Accountant's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORESTONE DISTRIBUTORS, LLC

CONTENTS





INDEPENDENT AUDITOR'S REPORT

To the Managing Member
Corestone Distributors, LLC

We have audited the statement of financial condition of Corestone Distributors, LLC as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the period from August 8, 2011 (commencement of operations) to December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corestone Distributors, LLC as of December 31, 2011, and the results of its operations and its cash flows for the period from August 8, 2011 (commencement of operations) to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

BBD, LLP

Philadelphia, Pennsylvania
February 28, 2012

CORESTONE DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash and cash equivalents	$58,293
Total assets	$58,293

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES
Accrued expenses | $16,349

MEMBER'S EQUITY | 41,944

Total liabilities and member's equity | $58,293

CORESTONE DISTRIBUTORS, LLC

STATEMENT OF INCOME

Period from August 8, 2011 (commencement of operations) to December 31, 2011

REVENUE	
Marketing fee and reimbursement income	$759,687
EXPENSES	
Commissions paid to registered representatives	647,539
Registered representatives' expenses reimbursed	60,683
Professional fees	22,700
Rent	7,500
Other operating expenses	5,008
Regulatory fees and expenses	4,314
Total expenses	747,744
NET INCOME	$ 11,943

CORESTONE DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Period from August 8, 2011 (commencement of operations) to December 31, 2011

BALANCE, beginning of period	$ 7,001
Net income	11,943
Member's contributions	23,000
BALANCE, end of period	$41,944

CORESTONE DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS

Period from August 8, 2011 (commencement of operations) to December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$11,943
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in Accrued expenses	16,349
Net cash provided by operating activities	28,292
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's contributions	23,000
Net increase in cash	51,292
CASH AND CASH EQUIVALENTS	
Beginning of period	7,001
End of period	$58,293

CORESTONE DISTRIBUTORS, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

(1) ORGANIZATION AND NATURE OF BUSINESS

Corestone Distributors, LLC (the *"Company"*), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (*"FINRA"*). All of the member's equity of the Company is owned by Corestone Group, LLC (*"Group"*), a single member Delaware Limited Liability Company that in turn has all of its member's equity owned by Corestone Holdings, LLC (*"Holdings"*), a Delaware Limited Liability Company owned by two individuals. The Company commenced operations on August 8, 2011.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) under the provisions of its subparagraph (k)(2)(i), in that the Company does not hold funds or securities for customers.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company maintains its cash in an account at a regional bank which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on its cash deposits.

Related Party

The Company has a Placement and Marketing Agreement (the *"Marketing Agreement"*) with Definitive Capital Management, L.P. (*"Definitive"*), a registered investment adviser under the Investment Advisors Act of 1940, affiliated with the Company through common ownership. The Marketing Agreement provides the Company shall be engaged in providing certain placement and marketing services in connection with the offering and sale of shares or interests of private investment vehicles and managed investment accounts managed by Definitive. In exchange for services provided, the Company shall receive a Marketing Fee, as defined in the Marketing Agreement.

The Company also has a Management and Expense Sharing Agreement (the *"Expense Agreement"*) with Definitive. This Expense Agreement obligates Definitive to cover all reasonable operating expenses incurred by the Company as is necessary or appropriate to carry on its activities. In addition, under the Expense Agreement, Definitive provides the Company with all equipment, furniture, utilities, facilities and administrative support necessary to carry on its activities. Under the Expense Agreement, certain expenses of the Company are directly paid by the Company and the Company is then reimbursed by Definitive. These reimbursements are included in Marketing fee and reimbursement income in the Statement of Income.

All Marketing fee and reimbursement income as disclosed on the Statement of Income was received from Definitive.

Income and Expense Recognition

Marketing fee and reimbursement income earned under the Marketing Agreement and Expense Agreement is accrued as earned. Expenses are accrued as incurred.

Commissions

Commissions are paid to registered representatives for performing marketing services. The commissions are based on a percentage of management fees paid to Definitive by an introduced investor pursuant to Service Agreements with each registered representative.

CORESTONE DISTRIBUTORS, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (*"GAAP"*) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a single member Limited Liability Company, the Company is not subject to federal, state or local taxation. Rather, its taxable income is consolidated with the taxable income and/or loss of Group and Holdings and is reported by the members of Holdings on their personal income tax returns.

The Company follows the provisions in GAAP that provide guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing an entity's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a "more-likely-than-not" threshold would be recorded as a tax expense.

The Company has reviewed all taxable years that are open for examination by the taxing authorities of all relevant jurisdictions (including the Internal Revenue Service and Pennsylvania). As part of this review, the Company has evaluated all of its tax positions, including the position that it is not subject to an entity level income tax, and has determined that none of them are uncertain. As of December 31, 2011, the tax filings of Holding's members for the tax year ended December 31, 2010 remain open. No examination of Holding's or its members' tax filings has been initiated by any relevant taxing authority.

(3) NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of $41,944, which was $36,944 in excess of the net capital requirements of $5,000. These net capital requirements may effectively restrict the Company's ability to make distributions to its member. The Company's ratio of aggregate indebtedness to net capital was 0.39 to 1 at December 31, 2011.

(4) CONCENTRATION OF CREDIT RISK

The Company's only source of revenue is from an affiliated registered investment advisor, Definitive. If Definitive were unable to meet its contractual obligations under the Marketing Agreement and the Expense Agreement as discussed in Note 2, the Company would have no source of revenue. Management believes the potential for default by Definitive is minimal.

(5) OFF-BALANCE-SHEET CREDIT RISK

The Company does not believe it has any off-balance sheet risk.

CORESTONE DISTRIBUTORS, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

(6) CONTINGENCIES AND COMMITMENTS

The Company has executed a sublease in conjunction with Definitive. The term of the sublease ends on September 30, 2014 and the subtenants have been granted the right to extend the sublease for one term of five years and ten months, to expire on July 31, 2020. Under the terms of the Expense Agreement, the Company pays Definitive $1,500 per month in rent expense. Rent expense was $7,500 for the period ended December 31, 2011 and began in and around the effective acceptance date of the Company as a member of FINRA. Future minimum lease payments under the sublease and Expense Agreement are as follows:

2012	$18,000
2013	18,000
2014	13,500
	$49,500

In the normal course of business, the Company enters into a variety of undertakings that may expose the Company to some risk of loss. The amount of future loss, if any, arising from such undertakings, while not quantifiable, is not expected to be significant.

(7) SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 28, 2012, the date of the Company's financial statement issuance and determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

CORESTONE DISTRIBUTORS, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2011	Schedule I
Total member's equity from statement of financial condition	$ 41,944
Less: Non-allowable assets	
None	-
Net capital	$ 41,944
Total aggregate indebtedness	$ 16,349
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 36,944
Ratio of aggregate indebtedness to net capital	0.39 to 1

Note: There were no material differences between the audited computation of net capital included above and the corresponding schedule included in the Company's unaudited December 31, 2011 Form X-17A-5 Part IIA filing.

CORESTONE DISTRIBUTORS, LLC

STATEMENT PURSUANT TO RULE 15c3-3

1. **Computation for determination of reserve requirements under Rule 15c3-3**
   The Company operates under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3.

2. **Information relating to the possession or control requirements under SEC Rule 15c3-3**
   The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2011.



INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Managing Member
Corestone Distributors, LLC

In planning and performing our audit of the financial statements of Corestone Distributors, LLC (the "*Company*"), as of December 31, 2011 and for the period beginning August 8, 2011 (commencement of operations) to December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("*SEC*"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
February 28, 2012


CORESTONE DISTRIBUTORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

DECEMBER 31, 2011